FARPOINT CAPITAL MANAGEMENT, LLC
7501 Tillman Hill Road
Colleyville, TX 76034

November 20, 2013
Mr. Brett Icahn
Director
Cadus Corporation
767 Fifth Avenue
New York, NY 10153

Dear Mr. Icahn:

As you are no doubt aware, on October 15, 2013 we sent a letter to the controlling shareholder of Cadus Corporation, your father, Carl C. Icahn.  A copy of that letter was provided to Cadus and to the Securities and Exchange Commission as an exhibit to our Form 13-D filing on that date.  The letter addressed our concerns with the lack of progress Cadus has made in its ongoing merger/acquisition search.  Unfortunately we have not received the courtesy of a response to our letter.

In October you were named as a director of Nuance Communications, Inc. This added additional time commitment to your directorships of American Railcar Industries ($976 million market cap), Motrocity, Inc., Take-Two Interactive Software ($1.6 billion), The Hain Celestial Group ($4 billion) and Cadus Corporation ($22 million). You also have a day job as a portfolio manager for Icahn Capital, LP where you manage approximately $3 billion in assets.  Clearly you are not suited for a life of leisure.

Shareholders have been notified that the Cadus annual meeting will be held on December 2, 2013.  During that meeting you will stand for reelection with the rest of the board.  Undoubtedly the board will be reelected since at least 40.03% of the shares, owned by your father, will be cast in your favor.  In light of the various activities and duties we have mentioned above, we believe you should be asking yourself this question.  Do I have the time to commit to the duties of the Board of Directors of Cadus Corporation?  You and the other board members have a fiduciary duty to all of the shareholders, not just to the controlling shareholder.  It is your responsibility to dedicate sufficient time and attention to your duties as a board member.

In order to utilize Cadus as an acquisition vehicle, someone must spend the time to find and vet acquisition candidates.  Given the Cadus corporate structure wherein the President is mainly an administrative position, the responsibility of finding acquisition candidates falls to the board.  It does not appear from our vantage point that you or the other board members have the time to commit to this search.  We are concerned that you have placed Cadus at the bottom of your to do list.  As a result, we have submitted our proxy voting against the current board of directors.

Regards,

Bryan P. Healey, CPA, PFS
President